China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

 Xi’an, Shaanxi Province

 China 710038

September 11, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 1, 2013

File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 19, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien
China Housing Responses to July 12 SEC Letter
September 6, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 14 – Mandatorily redeemable non-controlling interests in Subsidiaries, page 66

1.	We have evaluated your response number 2 in your letter dated July 29, 2013. We understand that you negotiated a 5.85% financing rate with the bank to finance construction of the underlying Puhua project. We understand that you had received over $22 million on this loan as of March 31, 2010. We understand that the same project risk and return factors existing when this loan was negotiated in December 2009 were also applicable when the May 2010 redemption agreement was negotiated. In negotiating the redemption price, we understand that you considered the risks and prospects of the Puhua project as of May 2010 and concluded that an $89 million purchase price was appropriate for the non-controlling interest for which Prax had paid $29 million approximately 18 months earlier. The negotiated borrowing rate with the bank, as well as the negotiated stock purchase price, are both observable inputs as contemplated by ASC 820-10-35-16C, 820-10-35-24, 820-10-55-57 and 835-30-25-12. Consequently, it appears that the rate used to estimate the fair value of the redemption liability in May 2010 should be consistent with the 5.85% borrowing rate directly related to that project.

Please revise your financial statements accordingly. The accounting for the agreement should be prospective commencing with the date on which it was signed, and not as of the earlier 'effective date.'

Response:

The Company respectfully advised the Staff as following:

We have reviewed your comment and considered as well the telephone conversation we held on August 29, 2013 with members of the Staff. We have reviewed again the observable inputs with respect to this transaction. Specifically, for purposes of this response these inputs can be summarized as follows:

•	At year-end 2009, the Company had five loans from banks, all of which were secured by projects; the interest rates ranged from a low of 5.40% to a high of 10.21% with a weighted average rate of 6.6%. All these loans were fully secured by the Company’s assets.

•	In the first quarter of 2010, the range of interest rates on six loans was from a low of 5.40% to a high of 10.21% with a weighted average rate of 8.0%, and the same range applied to six loans in the second quarter of 2010, although the weighted average interest rate during that period was 7.59%. All these loans were fully secured by the Company’s assets.

•	At 2010 year-end, the range of interest rates on nine loans collateralized by properties ranged from a low of 5.85% to a high of 10.21%. There was also one loan fully secured by restricted cash in the face amount of the loan at an interest rate of 1.2%. The weighted average interest rate was 5.5%.

•	We also take note of the Staff observation in its Comment 1, that the 5.85% rate was available with respect to the Puhua project; this, the lowest rate in the spectrum, was available in part because of the over-collateralized position of the lender.

Mr. Terence O’Brien
China Housing Responses to July 12 SEC Letter
September 6, 2013

We understand the Staff’s position in using the lowest rate of 5.85% (the rate charged by Bank of Beijing for the fully secured construction loan and the prime rate in 2010) as the observable input in this case because the loan was directly borrowed to finance the construction of Puhua.

However, we feel that using the prime rate of 5.85% does not reflect the situation and risk involved in the transaction because the over secured loan from Bank of Beijing was to finance the construction of our Puhua project and not to finance the acquisition of the noncontrolling interest as required by ASC 480-10-55-54, which specifically requires the treatment of redemption of noncontrolling interest as a financing of the noncontrolling interest by the Company despite the fact it is considered to be a forward contract.

In order to further analyze the situation, the Company takes into consideration the following additional points suggested by the Staff:

•	Firstly, the collateral position. The Staff suggests that this was in essence without risk because PRAX retained its ownership position − more or less, depending upon which payment was in question − in connection with its ownership interest in the project until the obligation was paid in full. However, were PRAX to have retained its collateral interest because it did not receive payment, it would have held a 25% equity interest which would have been entirely subordinate to the bank loans which were fully (indeed over) collateralized by the project including, as collateral, the land use rights for the acquisition of which the funds from the PRAX investment were initially used.

•	Secondly, the more likely credit enhancement is the parent guarantee which redirects the analysis to the interest rates available to the parent, as outlined above. These in turn would depend upon the parent's having additional collateral or additional borrowing capacity under existing collateral arrangements. In assessing this, in turn, we have reviewed the analysis described above.

Mr. Terence O’Brien
China Housing Responses to July 12 SEC Letter
September 6, 2013

As illustrated above, the Company is considered to be the borrowing party in financing the acquisition of the noncontrolling interest and it also guarantees the transaction. Therefore, the rate should be used in the analysis should be the incremental borrowing rate of the Company rather than the borrowing rate of Puhua. In addition, the Company does not believe the risk of the subordinate equity interest held by Prax is lower than the fully pledged debt holder, Bank of Beijing in this case.

Considering the size of the transaction, we feel the appropriate incremental rate of the Company in this case should be at least the 10% rate charged by XinHua trust loan obtained in January 2010.

The Company would also like to inform the Staff that we would have been charged at least 20% for a similar transaction as evidenced bya loan drawn in March 2013.

The loan obtained in March 2013 shares the following similar characteristics as compared to the financing of the noncontrolling interest:

-	The loan was also secured by the shares of the equity shares of the project company and its land use right;

-	The loan was also guaranteed by the Company;

-	The loan was more comparable to the size of the transaction (Prax amendment is RMB 570 million and the referenced loan is RMB 250 million. However, no other loans back in 2010 were any where close to RMB 570 million. The largest loan was from Xinhua fund which was RMB 150 million.);

The Company was not able to obtain debt financing from any lender for such a size of funds with only a 20% rate in 2009 and 2010 due to the market condition. To enter into a similar transaction with similar size, we would be charged substantially higher than 20%. And this is the reason why Prax’s required rate was 45%. However, the only observable input, as suggested by the Staff, would be 20%.

Based on the above analysis, the Company feels that 20% should be the appropriate discount rate or at least the 10% incremental borrowing rate of the Company should be used. Despite of this, the Company has decided to use 5.85% as the discount rate in our restatement since there are specific observable inputs in this. If the Staff agrees with our conclusion, we will immediately proceed to prepare the appropriate Report on Form 8-K and the restatements of periodic reports which we have discussed with the Staff.

Mr. Terence O’Brien
China Housing Responses to July 12 SEC Letter
September 6, 2013

2.	Please provide us with the amended guarantee contract referenced in Section 3.9 and on page 2 of Appendix A in the May 2010 redemption agreement.

Response:

The Company respectfully advised the Staff that we have previously supplied the amended guarantee contract.

If you have any further questions or comments, please contact our special counsel, Thomas Wardell, McKenna Long & Aldridge LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308; Telephone: 404-527-4990 (Direct Phone), 404-527-8890 (Direct Fax), twardell@mckennalong.com.

Sincerely,

XiaohongFeng
Chief Executive Officer